SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release August 12, 2005 at 9:00

UPM to enhance its competitiveness in uncoated magazine paper

UPM will enhance its competitive position in uncoated magazine papers (SC papers) by launching a programme to reduce the unit costs in magazine paper production and improve the company’s profitability. The programme will reshape the division of work between the production lines in different countries. In conjunction with the programme, closures and conversions of older paper machines will take place. The programme also includes an investment in a new paper machine producing SC magazine papers in Continental Europe.

The location of the new machine will be determined by the end of this year. The investment assessment includes the Augsburg and Schongau mills in Germany as well as the Stracel mill in France. The new machine will have an annual capacity of approximately 400,000 tonnes of state-of-the-art SC-A paper. The target is to start up the machine during the last quarter of 2007.

Details of the restructuring plan will be finalized within next 12 months. With the restructuring programme and the investment, UPM’s production capacity of magazine papers will increase by approximately half of the new machine’s capacity.

Uncoated magazine paper is one of UPM’s core business areas. The measures will reinforce UPM’s global leadership in magazine papers and allow meeting the growing demands for quality. In addition, the measures will create good opportunities for developing service close to the Central European customers.

For further information, please contact:

Mr Jyrki Ovaska, President, UPM Magazine Papers Division, tel. +358 204 15 0564

Mr Kari Toikka, CFO, UPM, tel. +358 204 15 0014

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations